FORM 10-Q

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 0-24843

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	47-0810385
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

Suite 400, 1004 Farnam Street, Omaha, Nebraska   68102
(Address of principal executive offices)   (Zip Code)

(402) 444-1630
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X   NO

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

YES   NO X

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

INDEX

PART I   FINANCIAL INFORMATION

ITEM 1   FINANCIAL STATEMENTS

Balance Sheets as of June 30, 2003 (Unaudited) and December 31, 2002	1
Statements of Income and Comprehensive Income for the three months and six months ended June 30, 2003 and 2002 (Unaudited)	2
Statement of Partners' Capital for the six months ended June 30, 2003 (Unaudited)	3
Statements of Cash Flows for the six months ended June 30, 2003 and 2002 (Unaudited)	4
Notes to Financial Statements (Unaudited)	5

ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   8

ITEM 3   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK   12

ITEM 4   CONTROLS AND PROCEDURES   15

PART II   OTHER INFORMATION   16

ITEM 6   EXHIBITS AND REPORTS ON FORM 8-K   16

SIGNATURES   18

Part I. Financial Information

Item 1. **Financial Statements**

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
BALANCE SHEETS

	June 30, 2003 (Unaudited)	Dec. 31, 2002
Assets		
Cash and cash equivalents	$ 6,522,538	$ 7,174,898
Investment in tax-exempt mortgage revenue bonds, at estimated fair value (Amortized cost of $122,601,000 and $114,656,000)	126,473,538	118,528,538
Investment in other tax-exempt bonds, at estimated fair value (Amortized cost of $3,900,000)	3,878,238	3,878,238
Interest receivable	1,036,980	922,806
Taxable loans	7,396,670	7,301,165
Other assets	2,059,666	1,335,416
	$ 147,367,630	$ 139,141,061
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$ 264,147	$ 411,149
Distribution payable	1,341,536	1,334,023
Debt financing	67,580,000	59,730,000
	69,185,683	61,475,172
Partners' Capital		
General Partner	31,317	26,156
Beneficial Unit Certificate holders	78,150,630	77,639,733
($7.94 per BUC in 2003 and $7.89 in 2002)	78,181,947	77,665,889
	$ 147,367,630	$ 139,141,061

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Three Months Ended June 30, 2003	For the Three Months Ended June 30, 2002	For the Six Months Ended June 30, 2003	For the Six Months Ended June 30, 2002
Income				
Mortgage revenue bond investment income	$ 2,200,847	$ 2,098,091	$ 4,338,109	$ 4,375,867
Other bond investment income	80,437	80,438	160,875	160,875
Other interest income	29,974	129,260	59,166	258,798
	2,311,258	2,307,789	4,558,150	4,795,540
Expenses				
Interest expense	404,891	343,832	750,487	685,496
Amortization expense	12,380	11,008	23,393	17,251
General and administrative expenses	301,168	319,367	585,140	585,768
	718,439	674,207	1,359,020	1,288,515
Net income	1,592,819	1,633,582	3,199,130	3,507,025
Other comprehensive income				
Unrealized gains on securities				
Unrealized holding gains arising during the period	-	-	-	-
	-	-	-	-
Net comprehensive income	$ 1,592,819	$ 1,633,582	$ 3,199,130	$ 3,507,025
Net income allocated to:				
General Partner	$ 15,928	$ 23,773	31,991	$ 42,508
BUC holders	1,576,891	1,609,809	3,167,139	3,464,517
	$ 1,592,819	$ 1,633,582	3,199,130	$ 3,507,025
Net income, basic and diluted, per BUC	$ 0.16	$ 0.16	0.32	$ 0.35
Weighted average number of BUC's outstanding, basic and diluted	9,837,928	9,837,928	9,837,928	9,837,928

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
STATEMENT OF PARTNERS' CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(UNAUDITED)

	General Partner	Beneficial Unit Certificate holders # of BUCs	Beneficial Unit Certificate holders Amount	Total
Partners' Capital (excluding accumulated other comprehensive income)				
Balance at December 31, 2002	$ 26,156	9,837,928	73,788,957	$ 73,815,113
Net income	31,991	-	3,167,139	3,199,130
Cash distributions paid or accrued	(26,830)	-	(2,656,242)	(2,683,072)
Balance at June 30, 2003	31,317	9,837,928	74,299,854	74,331,171
Accumulated Other Comprehensive Income				
Balance at December 31, 2002	-	-	3,850,776	3,850,776
Other comprehensive income	-	-	-	-
Balance at June 30, 2003	-	-	3,850,776	3,850,776
Balance at June 30, 2003	$ 31,317	9,837,928	$ 78,150,630	$ 78,181,947

The accompanying notes are an integral part of the financial statement.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30, 2003	For the Six Months Ended June 30, 2002
Cash flows from operating activities		
Net income	$ 3,199,130	$ 3,507,025
Adjustments to reconcile net income to net cash from operating activities		
Amortization expense	23,393	17,251
Interest rate cap expense	122,316	-
Increase in interest receivable	(114,174)	(30,384)
Increase in other assets	(78,294)	(48,755)
Decrease in accounts payable and accrued expenses	(147,002)	(675,300)
Net cash provided by operating activities	3,005,369	2,769,837
Cash flows from investing activities		
Bond issuance costs paid	(135,149)	(46,940)
Acquisition of tax-exempt mortgage revenue bonds	(8,020,000)	-
Increase in taxable loans	(95,505)	(92,908)
Increase in other assets	(43,516)	(200,000)
Principal payments received on tax-exempt mortgage bonds	75,000	100,000
Net cash used in investing activities	(8,219,170)	(239,848)
Cash flows from financing activities		
Payment for interest rate cap agreement	(608,000)	-
Principal payments on debt financing	(170,000)	(55,000)
Distributions paid	(2,675,559)	(2,683,071)
Proceeds from debt financing	8,015,000	-
Net cash provided by (used) in financing activities	4,561,441	(2,738,071)
Net decrease in cash and cash equivalents	(652,360)	(208,082)
Cash and cash equivalents at beginning of period	7,174,898	8,590,489
Cash and cash equivalents at end of period	$ 6,522,538	$ 8,382,407
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$ 617,386	$ 704,679

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003
(UNAUDITED)

1. Basis of Presentation

The accompanying interim unaudited financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted according to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002. In the opinion of management, all normal and recurring adjustments necessary to present fairly the financial position at June 30, 2003, and the results of operations for all periods presented have been made. The results of operations for the six month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include the valuation of the Partnership's investment in tax-exempt mortgage revenue bonds due to the uncertainty of the value of the underlying collateral.

2. Debt Financing

The Partnership's debt financing bears interest at a weekly floating bond rate plus remarketing, credit enhancement, liquidity and trustee fees, which averaged 1.97% and 2.29% for the six months ended June 30, 2003 and 2002, respectively.

3. Related Party Transactions

The General Partner is entitled to receive an administrative fee from the Partnership up to 0.45% of the outstanding principal balance of any tax-exempt mortgage revenue bond or other mortgage investment, unless the owner of the property financed by such tax-exempt mortgage revenue bond or other mortgage investment or another third party is required to pay such administrative fee. For the three and six month periods ended June 30, 2003, the Partnership's administrative fees to the General Partner were $4,387 and $8,775, respectively. The Partnership may become obligated to pay additional administrative fees to the General Partner in the event the Partnership acquires additional tax-exempt mortgage revenue bonds or other mortgage investments and is not able to negotiate the payment of these fees by the property owners or in the event the Partnership acquires title to any of the properties securing its existing tax-exempt mortgage revenue bonds by reason of foreclosure. Additionally, the General Partner received administrative fees of $78,291 and $147,460, respectively, for the three and six month periods ended June 30, 2003 from the owners of properties financed by the tax-exempt mortgage revenue bonds held by the Partnership. These administrative fees are payable by the property owners prior to the payment of any contingent interest on the tax-exempt mortgage revenue bonds secured by the respective properties.

The General Partner remains entitled to receive approximately $359,000 in administrative fees from the Partnership for the year ended December 31, 1989. The payment of these fees, which has been deferred by the General Partner, is contingent upon, and will be paid only out of future profits realized by the Partnership from the disposition of any Partnership assets. These deferred fees will be recorded as an expense by the Partnership when it is probable that these fees will be paid.

An affiliate of the General Partner was retained to provide property management services for Ashley Square, Northwoods Lake Apartments, Ashley Pointe at Eagle Crest, Iona Lakes Apartments, Clear Lake Colony Apartments, Bent Tree Apartments, Lake Forest Apartments, and Fairmont Oaks Apartments (beginning in October 2002). The management fees paid by the property owners to the affiliate of the General Partner amounted to $154,506 and $313,373 for the three and six month periods ended June 30, 2003, respectively. These property management fees are paid by the respective properties prior to the payment of any interest on the tax-exempt mortgage revenue bonds and taxable loans held by the Partnership on these properties.

4. Interest Rate Cap Agreements

The Partnership has entered into three derivative agreements in order to mitigate its exposure to interest rate fluctuations on its variable rate debt financing.

On July 1, 2002, the Partnership purchased an interest rate cap from Bear Stearns Financial Products, Inc. The interest rate cap was purchased at a $489,000 premium, has a cap on the floating rate index of 3%, has a notional amount of $20,000,000 and matures on July 1, 2006. It effectively caps the floating rate index (the BMA Municipal Index) at 3%, so the maximum interest rate to be paid on $20,000,000 of debt financing is 3% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points.

On November 1, 2002, the Partnership purchased a convertible interest rate cap from Bank of America. The convertible interest rate cap was purchased at a $250,000 premium, has a cap on the floating rate index of 3%, has a notional amount of $10,000,000 and matures on November 1, 2007. It effectively caps the floating rate index at 3%, so the maximum interest rate to be paid on $10,000,000 of debt financing is 3% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points. At the option of Bank of America, the convertible cap may be converted to a fixed rate swap, in which event the Partnership's interest expense would be converted to a fixed rate of 2.6% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points for the remaining term of the agreement.

On February 1, 2003, the Partnership purchased a convertible interest rate cap from Bank of America. The convertible interest rate cap was purchased at a $608,000 premium, has a cap on the floating rate index of 3.5%, has a notional amount of $15,000,000 and matures on January 1, 2010. It effectively caps the floating rate index at 3.5%, so the maximum interest rate to be paid on $15,000,000 of debt financing is 3.5% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points. At Bank of America's option, the convertible cap may be converted to a fixed rate swap, in which event the Partnership's interest expense would be converted to a fixed rate of 2.95% plus remarketing, credit enhancement, liquidity and trustee fees which aggregate to approximately 90 basis points for the remaining term of the agreement.

The Partnership accounts for its interest rate cap agreements in accordance with the Financial Accounting Standards Board Statement No. 133 "Accounting for Derivatives". At inception, the Partnership designated each of the interest rate cap agreements as cash flow hedges of its floating rate debt financing. The hedges are considered highly effective at inception as the critical terms of the caps and the floating rate debt financing such as effective maturity, floating index and principal hedged are substantially the same.   The calculation of effectiveness of the hedges is made when the floating rate is greater than the strike rate of the cap agreements.

The fair value of the cap agreements at inception is their original cost, which is all attributable to their time value as the strike rates of the cap agreements are greater than the current floating rate. Changes in the time value, or fair value, of the cap agreements will be marked to market with the difference recognized in earnings as interest expense over the term of the cap agreements. The current floating rate of the floating index (BMA Municipal Index) is lower than the rate at which the caps would go into effect, therefore the only current financial statement impact is to recognize the change in the estimated fair value of the cap agreements in the income statement.

Interest rate cap expense was $64,777 and $122,316 for the three and six month periods ended June 30, 2003, and included as a component of interest expense in the accompanying financial statements.

On April 4, 2003, the Partnership acquired the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments in Gainesville, Florida with a principal amount of $8,020,000. The acquisition was financed by the issuance of floating rate debt financing ("P-floats"). The revenue bonds have a base interest rate of 6.2%, a contingent interest rate of 2.2%, mature in 2033 and amortize over a term of 40 years. In connection with the financing of this acquisition, the Partnership pledged $5,950,000 of Primary Trust Certificates related to its Northwoods Lake Apartments tax-exempt mortgage revenue bonds. In addition, the Partnership has loaned $1,137,919 to the owners of Fairmont Oaks Apartments in the form of a taxable loan, bearing interest at 6.5%. The purpose of the taxable loan is to facilitate the Partnership's acquisition of the Fairmont Oaks Apartments tax-exempt mortgage revenue bonds. The owners of Fairmont Oaks Apartments are employees of the general partner of the General Partner of the Partnership.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
JUNE 30, 2003

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Partnership was formed for the purpose of acquiring, holding, operating, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. The Partnership's business objectives are to: (i) preserve and protect its capital; (ii) provide regular cash distributions to BUC holders; and, (iii) provide a potential for an enhanced federally tax-exempt yield as a result of a participation interest in the net cash flow and net capital appreciation of the real estate financed by the tax-exempt mortgage revenue bonds held by the Partnership.

The Partnership is pursuing a business strategy to: (i) increase the amount of tax-exempt interest available for distribution to its BUC holders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. The Partnership seeks to achieve its objectives through the acquisition of additional tax-exempt mortgage revenue bonds, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments.

Critical Accounting Policies

The Partnership's critical accounting policies are the same as those described in the Partnership's December 31, 2002 Form 10-K.

Results of Operations

The Partnership's primary assets are its tax-exempt mortgage revenue bonds which provide permanent financing for ten multifamily housing properties. Each bond provides payment of interest at a base rate and the payment of contingent interest out of the net operating income of the underlying property. A description of the multifamily housing properties collateralizing the tax-exempt mortgage revenue bonds owned by the Partnership at June 30, 2003 is as follows:

Property Name	Location	Number of Units	Number of Units Occupied	Percentage of Units Occupied	Economic Occupancy [1]
Woodbridge Apts. of Bloomington III	Bloomington, IN	280	259	93%	95%
Ashley Point at Eagle Crest	Evansville, IN	150	146	97%	88%
Woodbridge Apts. of Louisville II	Louisville, KY	190	178	94%	91%
Northwoods Lake Apartments	Duluth, GA	492	402	82%	70%
Ashley Square	Des Moines, IA	144	137	95%	89%
Iona Lakes Apartments	Ft. Myers, FL	350	292	83%	80%
Clear Lake Colony Apartments	West Palm Beach, FL	316	295	93%	90%
Bent Tree Apartments	Columbia, SC	232	203	88%	81%
Lake Forest Apartments	Daytona Beach, FL	240	201	84%	83%
Fairmont Oaks Apartments	Gainsville, FL	178	173	97%	92%
		2,572	2,286	89%	84%

[1] Economic occupancy is presented for the six months ended June 30, 2003, and is defined as the net rental income earned during the period divided by the maximum amount of rental income that would be derived from each property if 100% occupied at current lease rental rates. This statistic is reflective of vacancy losses, rental concessions, delinquent rents and non-revenue units such as model units and employee units.

On April 4, 2003, the Partnership acquired the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments in Gainesville, Florida with a principal amount of $8,020,000. The acquisition was financed by the issuance of floating rate debt financing ("P-floats"). The revenue bonds have a base interest rate of 6.2%, a contingent interest rate of 2.2%, mature in 2033 and amortize over a term of 40 years. In connection with the financing of this acquisition, the Partnership pledged $5,950,000 of Primary Trust Certificates related to its Northwoods Lake Apartments tax-exempt mortgage revenue bonds. In addition, the Partnership has loaned $1,137,919 to the owners of Fairmont Oaks Apartments in the form of a taxable loan, bearing interest at 6.5%. The purpose of the taxable loan is to facilitate the Partnership's acquisition of the Fairmont Oaks Apartments tax-exempt mortgage revenue bonds. The owners of Fairmont Oaks Apartments are employees of the general partner of the General Partner of the Partnership.

The multi-family housing industry is experiencing soft market conditions which are attributable to three factors: i) recessionary conditions in certain markets; ii) over-building; and iii) record levels of single family home purchases largely due to record low mortgage interest rates. These factors have reduced the availability and increased the competition for credit worthy tenants, which in turn reduces effective rents due to rent concessions and increases operating costs such as leasing incentives.

At June 30, 2003 all of the Partnership's tax-exempt mortgage revenue bonds were paying their full amount of base interest; however, a prolonged weakened economy and the resulting decline in net rental revenues from the Partnership's collateral of multi-family properties may negatively impact future interest income. Furthermore, the collection of contingent interest payable from the excess cash flow of the underlying properties has declined during this economic slowdown. The Partnership remains aware of the difficult real estate market conditions and continues to monitor the performance of the multi-family properties collateralizing its revenue bonds. The average economic occupancy of the multi-family properties was 84% for the six months ended June 30, 2003 compared to 88% for the six months ended June 30, 2002. Offsetting these weak market conditions are the positive economic benefits the Partnership is experiencing from the record low interest rates it is paying on its variable-rate debt financing.

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

Mortgage bond investment income increased $102,756 (4.9%) for the three months ended June 30, 2003 compared to the three months ended June 30, 2002, primarily due to: (i) an increase of approximately $124,000 earned from the acquisition of Fairmont Oaks Apartments in April of 2003 which was partially offset by (ii) a decrease of approximately $31,000 of past-due base interest received from Woodbridge at Bloomington and Woodbridge at Louisville.

The Partnership earned all of its base interest due in the second quarter of 2003 on all tax-exempt mortgage revenue bonds held at June 30, 2003.

Other bond investment income represents income earned on the Partnership's investment in other tax-exempt bonds and remained consistent from the quarter ended June 30, 2003 compared to the quarter ended June 30, 2002.

Other interest income represents income earned on the Partnership's taxable loans and on its cash and cash equivalents. Other interest income decreased $99,286 (76.8%) for the three months ended June 30, 2003 compared to the same period in 2002. This decrease is primarily due to: (i) a decrease of approximately $98,000 in the interest earned on the taxable loan due from Northwoods Lake Apartments which was placed on non-accrual status in the fourth quarter of 2002 and (ii) a decrease of approximately $19,000 in interest income earned on cash and cash equivalents due to a decrease in the balance held and a decrease in interest rates. These decreases were partially offset by an increase of approximately $18,000 in interest earned on the taxable loan due from Fairmont Oaks Apartments in 2003.

Interest expense on the Partnership's debt financing increased $61,059 (17.8%) for the three months ended June 30, 2003 compared to the same period in 2002. The increase is due to: (i) an increase of $64,777 in interest rate cap expense, (ii) an increase of $39,211 due to the debt financing used for the acquisition of Fairmont Oaks Apartments in April of 2003, offset by (iii) a decrease of $42,929 due to the decline in the variable short term tax-exempt interest rates. The Partnership's average effective interest rate on its debt financing was 2.01% for the three months ended June 30, 2003 compared to 2.30 % for the three months ended June 30, 2002.

Amortization expense increased $1,372 for the three months ending June 30, 2003 compared to the same period of 2002 due to the amortization on the costs associated with the acquisition of the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments in April of 2003.

General and administrative expenses decreased $18,199 (5.7%) for the three months ended June 30, 2003 compared to the same period in 2002, due primarily to a decrease in tax-exempt mortgage revenue bond servicing fees offset by increases in insurance expense, legal fees and salaries and related expenses.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Mortgage bond investment income decreased $37,758 (0.9%) for the six months ended June 30, 2003 compared to the six months ended June 30, 2002, due to: (i) a decrease of approximately $210,000 earned in 2002 from the sale of the Shoal's Crossing tax-exempt mortgage revenue bonds formerly owned by the Partnership, offset by (ii) an increase of approximately $124,000 on the April 2003 acquisition of the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments (iii) an increase of approximately $41,000 of past-due base interest received in 2003 on the Woodbridge Apartments of Bloomington and Louisville tax-exempt mortgage revenue bonds, and (iv) a net increase of approximately $7,000 in the Partnership's other tax-exempt revenue bonds due to principal amortization.

The Partnership earned all of its base interest due in the six months of 2003 on all of its tax-exempt mortgage revenue bonds held at June 30, 2003.

Other bond investment income represents income earned on the Partnership's investment in other tax-exempt bonds and remained consistent from the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

Other interest income represents income earned on the Partnership's taxable loans and on its cash and cash equivalents. Other interest income decreased $199,632 (77.1%) for the six months ended June 30, 2003 compared to the same period in 2002. This decrease is primarily due to: (i) a decrease of approximately $195,000 in the interest earned on the taxable loan for Northwoods Lake Apartments which was placed on non-accrual status in the fourth quarter of 2002 and (ii) a decrease of approximately $41,000 in interest income on cash and cash equivalents due to a decrease in the balance held and a decrease in interest rates. These decreases were partially offset by an increase of approximately $36,000 in interest earned on the taxable loan due from Fairmont Oaks Apartments in 2003.

Interest expense on the Partnership's debt financing increased $64,991 (9.5%) for the six months ended June 30, 2003 compared to the same period in 2002. The increase is primarily due to: (i) an increase of $122,316 in interest rate cap expense (ii) an increase of $39,211 due to the debt financing used for the April 2003 acquisition of the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments, partially offset by (iii) a decrease of $96,536 due to the decline in the variable short term tax-exempt interest rates. The Partnership's average effective interest rate on its debt financing was 1.97% for the six months ended June 30, 2003 compared to 2.29 % for the six months ended June 30, 2002.

Amortization expense increased $6,142 for the six months ended June 30, 2003 compared to the six months ended June 30, 2002, due to an increase in the balance of bond issuance and financing costs.

General and administrative expenses remained consistent for the six months ended June 30, 2003 compared to the same period in 2002.

Liquidity and Capital Resources

Cash provided by operating activities for the six months ended June 30, 2003 increased $235,532 compared to the same period a year earlier mainly due to timing differences in the payment of accounts payable and accrued expenses partially offset by an increase of interest receivable from the acquisition of the Fairmont Oaks tax-exempt mortgage revenue bonds. Cash used in investing activities increased $7,979,322 for the six months ended June 30, 2003 compared to the same period in 2002 primarily due to the acquisition of the Fairmont Oaks tax-exempt mortgage revenue bonds. Cash provided by financing activities increased $7,299,512 for the six months ended June 30, 2003 compared to the same period in 2002 primarily due to the proceeds from the debt financing used to acquire the tax-exempt mortgage revenue bonds secured by Fairmont Oaks Apartments offset by cash used for the purchase of an interest rate cap agreement in February of 2003 and additional principal payments on the Partnership's other debt financing agreements.

Tax-exempt interest earned on the tax-exempt mortgage revenue bonds represents the Partnership's principal source of cash flow. Tax-exempt interest is primarily comprised of base interest on the mortgage bonds. The Partnership will also receive contingent interest on the mortgage bonds from time to time. Contingent interest is only paid when the underlying properties generate excess cash flow, and therefore it increases when the underlying properties have strong economic performances and when the Partnership acquires additional tax-exempt mortgage revenue bonds.

The Partnership also earns tax-exempt and taxable interest on certain other investments, and may also enter into debt arrangements to finance the purchase of additional tax-exempt investments.

The Partnership's principal uses of cash are the payment of distributions to BUC holders, interest on debt financing and operating expenses. Distributions to BUC holders may increase or decrease at the determination of the General Partner. The General Partner determines the amount of the distributions based upon the projected future cash flows of the Partnership. Future distributions to BUC holders will depend upon the amount of base and contingent interest received on the tax-exempt mortgage revenue bonds and other investments, the effective interest rate on the Partnership's variable-rate debt financing, and the amount of the Partnership's undistributed cash.

The following table sets forth information relating to cash distributions paid to BUC holders for the periods shown:

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
JUNE 30, 2003

	For the Six Months Ended June 30, 2003	For the Six Months Ended June 30, 2002
Cash Distributions	$ 0.2700	$ 0.2700

The Partnership believes that cash provided by net interest income from its tax-exempt mortgage revenue bonds and other investments, supplemented, if necessary, by withdrawals from its undistributed cash, will be adequate to meet its projected short-term and long-term liquidity requirements, including the payment of expenses, interest and distributions to BUC holders.

Forward Looking Statements

This report contains forward looking statements that reflect management's intent, beliefs and estimates of future economic circumstances, industry conditions, the Partnership's performance and financial results. All statements, trend analysis and other information concerning possible or assumed future results of operations of the Partnership and the investments it has made (including, but not limited to, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations"), constitute forward-looking statements. BUC holders and others should understand that these forward looking statements are subject to numerous risks and uncertainties and a number of factors could affect the future results of the Partnership. These factors include but are not limited to general economic and business conditions such as the availability and credit worthiness of prospective tenants, lease rents, operating expenses, the terms and availability of financing for properties financed by the tax-exempt mortgage revenue bonds owned by the Partnership, adverse changes in the real estate markets from governmental or legislative forces, lack of availability and credit worthiness of counter parties to finance future acquisitions and interest rate fluctuations. The inherent uncertainty of these factors could cause those results to differ materially from those expressed in the forward looking statements contained herein.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Partnership's primary market risk exposures are interest rate risk and credit risk. The Partnership's exposure to market risks relates primarily to its investments in tax-exempt mortgage revenue bonds and its debt financing.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Partnership's control. The nature of the Partnership's investment in the tax-exempt mortgage revenue bonds and the debt financing used to finance the acquisitions expose the Partnership to financial risk due to fluctuations in market interest rates. The tax-exempt mortgage revenue bonds bear base interest at fixed rates and may additionally pay contingent interest which fluctuates based upon the cash flows of the underlying property.

At June 30, 2003, the Partnership had total variable-rate debt financing with a principal amount of $67,580,000. The weighted average interest rate of the variable-rate financing was 1.97%, including fees, for the six months ended June 30, 2003.

The stated maturity dates of the Partnership's debt financing are as follows:

Stated Maturity	Amount
2003	$ -
2004	17,035,000
2005	-
2006	-
2007 and thereafter	50,545,000
	$ 67,580,000

The Partnership is managing its interest rate risk on its debt financing by entering into interest rate cap agreements that cap the amount of interest expense it could pay on its floating rate debt financing as follows:

Date Purchased	Principal of Debt Financing	Effective Capped Rate (3)	Maturity Date	Purchase Price	Counterparty
July 1, 2002	$20,000,000	3.90%	July 1, 2006	$489,000	Bear Stearns Financial Products Inc.
November 1, 2002	$10,000,000	3.90% (1)	November 1, 2007	$250,000	Bank of America
February 1, 2003	$15,000,000	4.40% (2)	January 1, 2010	$608,000	Bank of America

(1) the counterparty has the right to convert the cap into a fixed rate swap with an effective fixed interest rate to the Partnership of 3.5%.

(2) the counterparty has the right to convert the cap into a fixed rate swap with an effective fixed interest rate to the Partnership of 3.85%.

(3) the effective capped rate represents the cap on the floating rate index plus the associated fees.

Credit Risk

The Partnership's primary credit risk is the risk of default on its portfolio of tax-exempt mortgage revenue bonds and taxable loans collateralized by the multifamily properties. The tax-exempt mortgage revenue bonds are not direct obligations of the governmental authorities that issued the bonds and are not guaranteed by such authorities or any insurer or other party. In addition, the mortgage bonds and the associated taxable loans are non-recourse obligations of the property owner. As a result, the sole source of principal and interest payments (including both base and contingent interest) on the tax-exempt mortgage revenue bonds and the taxable loans is the net rental revenues generated by these properties or the net proceeds from the sale of these properties.

If a property is unable to sustain net rental revenues at a level necessary to pay current debt service obligations on the Partnership's tax-exempt mortgage revenue bond or taxable loan on such property, a default may occur. A property's ability to generate net rental income is subject to a wide variety of factors, including rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located. This,

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
JUNE 30, 2003

in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and on the affordability of single-family homes. In addition, factors such as government regulation (such as zoning laws), inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of an apartment property.

Defaults on the Partnership's tax-exempt mortgage revenue bonds and taxable loans may reduce the amount of future cash available for distribution to BUC holders. In addition, if a property's net rental income declines, it may affect the market value of the property. If the market value of a property deteriorates, the amount of net proceeds from the ultimate sale or refinancing of the property may be insufficient to repay the entire principal balance of the tax-exempt mortgage revenue bond or taxable loan secured by the property.

In the event of a default on a tax-exempt mortgage revenue bond or taxable loan, the Partnership will have the right to foreclose on the mortgage or deed of trust securing the property. If the Partnership takes ownership of the property securing a defaulted tax-exempt mortgage revenue bond, it will be entitled to all net rental revenues generated by the property. However, such amounts will no longer represent tax-exempt interest to the Partnership.

The Partnership's primary method of managing the credit risks associated with its tax-exempt mortgage revenue bonds and taxable loans is to perform a complete due diligence and underwriting process of the properties securing these mortgage bonds and loans and to carefully monitor the performance of such property on a continuous basis.

The Partnership is also exposed to a credit risk with respect to its debt financing. All of the Partnership's debt financing has been obtained using securitizations issued through the Merrill Lynch P-Float program. In this program, the senior interests sold are credit enhanced by Merrill Lynch or its affiliate. The inability of Merrill Lynch or its affiliate to perform under the program or impairment of the credit enhancement may terminate the transaction and cause the Partnership to lose the net interest income earned as a result. The Partnership recognizes the concentration of financing with this institution and periodically monitors its ability to continue to perform. In addition, the Partnership's interest rate cap agreements are with two other counterparties. The $20 million rate cap agreement is with Bear Stearns and the $10 million and $15 million rate cap agreements are with Bank of America.

As the above information incorporates only those material positions or exposures that existed as of June 30, 2003, it does not consider those exposures or positions that could arise after that date. The Partnership's ultimate economic impact with respect to market risks will depend on the exposures that arise during the period, the Partnership's risk mitigating strategies at that time and overall business and economic environment.

14

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
JUNE 30, 2003

Item 4. Controls and Procedures

   (a) Evaluation of disclosure controls and procedures. The Principal Executive Officer and Principal Financial Officer of America First have reviewed and evaluated the effectiveness of the Partnership's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, the Principal Executive Officer and the Principal Financial Officer of America First have concluded that the Partnership's current disclosure controls and procedures are effective, providing them with material information relating to the Partnership as required to be disclosed in the reports the Partnership files or submits under the Exchange Act on a timely basis.

   (b) Changes in internal controls. There were no changes in the Partnership's internal controls over financial reporting that occurred during the fiscal quarter covered by this report that has materially affected, or is reasonably likely to affect, the Partnership's internal controls over financial reporting.
.

Part II. Other Information

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

The following documents are filed as part of this report. Exhibit numbers refer to the paragraph numbers under Item 601 of Regulation S-K:

3. Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Form S-11 Registration Statement filed August 30, 1985, with the Securities and Exchange Commission by America First Tax Exempt Mortgage Fund Limited Partnership (Commission File No. 2-99997)).

4(a) Form of Certificate of Beneficial Unit Certificate (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 (Commission File No. 333-50513) filed by the Partnership on April 17, 1998).

4(b) Agreement of Limited Partnership of the Partnership (incorporated by reference to Form 10-K dated December 31, 1998 filed pursuant to Section 13 or 15(d) of the Securities Act of 1934 by America First Tax Exempt Investors, L.P. (Commission File No. 000-24843)).

4(c) Amended Agreement of Merger, dated June 12, 1998, between the Partnership and America First Tax Exempt Mortgage Fund Limited Partnership (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-4 (Commission File No. 333-50513) filed by the Partnership on September 14, 1998).

10(a) Contract and Agreement dated July 1, 2002 between America First Tax Exempt Investors, L.P. and Bear Stearns Financial Products, Inc., to confirm the terms of the interest rate cap transaction between the parties (incorporated by reference to Exhibit 10.1 to Form 10-Q dated June 30, 2002 filed pursuant to Section 13 or 15(d) of the Securities Act of 1934 by America First Tax Exempt Investors, L.P. (Commission File No. 0-24843)).

10(b) Contract and Agreement dated November 1, 2002 between America First Tax Exempt Investors, L.P. and Bank of America, N.A., to confirm the terms of the interest rate cap transaction between the parties (incorporated by reference to Exhibit 10.2 to Form 10-K dated December 31, 2002 filed pursuant to Section 13 or 15(d) of the Securities Act of 1934 by America First Tax Exempt Investors, L.P. (Commission File No. 000-24843)).

10(c) Contract and Agreement dated January 15, 2003 between America First Tax Exempt Investors, L.P. and Bank of America, N.A., to confirm the terms of the interest rate cap transaction between the parties (incorporated by reference to Exhibit 10.3 to Form 10-K dated December 31, 2002 filed pursuant to Section 13 or 15(d) of the Securities Act of 1934 by America First Tax Exempt Investors, L.P. (Commission File No. 000-24843)).

31 (a) Certification of CEO pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

31 (b) Certification of CFO pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

32 (a) Certification of CEO pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32 (b) Certification of CFO pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(b) Reports on Form 8-K

The Partnership did not file any reports on Form 8-K during the quarter for which this report is filed.

SIGNATURES

 Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Partnership has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By America First Capital
Associates Limited
Partnership Two, General
Partner of the Partnership

By America First Companies L.L.C.,
General Partner of
America First Capital
Associates Limited
Partnership Two

By /s/ Lisa Y. Roskens
Chief Executive Officer
(Principal Executive Officer)

Date: August 8, 2003